UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 12 March 2021
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
RESIGNATION OF GOLD FIELDS DIRECTOR
The Board of Gold Fields hereby advises Shareholders of the resignation of Mr Rick Menell, a Non-Executive Director and Deputy Chairperson, from the Board of Directors of the Company, with effect from 10 March 2021.
Mr. Menell’s resignation follows a successful tenure of thirteen years as a Non-Executive Director of the Company, having been appointed to the
Board as a Non-Executive Director in 2008 and as Deputy Chairman from
2015.

Mr. Menell led the recent Chief Executive Officer succession process on behalf of the Gold Fields Board, which was concluded earlier this year.
Mr. Menell decided to step down after the completion of this process to allow the Company to refresh its directorate in the interest of good governance.
Mr. Menell played a key role in supporting Mr. Holland and the Executive team in building and creating a truly global gold company over the last decade. Gold Fields would like to thank Mr. Menell for his contributions and guidance to the Board during his tenure.
11 March 2021
Sponsor:
JP Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 12 March 2021
By:
/s/ Nicholas J. Holland
Name:
Nicholas J. Holland
Title:
Chief Executive Officer